Exhibit 99.5

NOVAGOLD Announces Second Quarter 2013 Financial Results and
Donlin Gold Permitting Update

▶	Donlin Gold advanced permitting at a steady pace with the Preliminary Draft EIS underway

▶	Further streamlined expenses and maintained a strong financial position

July 10, 2013 - Vancouver, British Columbia – NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) announced results for its second quarter ended May 31, 2013 and updated the status of the permitting process for its flagship Donlin Gold project in Alaska. With approximately US$215 million in cash and cash equivalents at the end of the second quarter, NOVAGOLD is financially strong with more than sufficient cash to fulfill all of its current financial obligations, fund advancement of the Donlin Gold project all the way through the permitting process to a construction decision, as well as support this year’s exploration program and ongoing activities at its Galore Creek project in British Columbia.

Details of the Company’s financial results are described in the Unaudited Interim Condensed Consolidated Financial Statements and Management’s Discussion and Analysis (MDA) which, together with further details on each of the Company’s projects, including resource and reserve estimates, will be available on the Company’s website at www.novagold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated and all resource and reserve estimates are shown on a 100% project basis.

During the Second Quarter in 2013, NOVAGOLD:

▶	Completed the Donlin Gold Public Scoping component of the NEPA process with positive and constructive reviews in all public meetings

▶
Submitted comprehensive Donlin Gold environmental and social baseline data to the US Army Corps of Engineers (the Corps), the lead permitting agency, to enable preparation of the Environmental Impact Statement (EIS)

▶	Met with the Corps and cooperating permitting agencies in Alaska to review essential Donlin Gold data which will facilitate the NEPA process

▶	Continued to update Galore Creek’s resource model and launched the 2013 exploration program

▶	Reduced convertible debt by US$72.8 million; the remaining balance of US$22.2 million is due May 1, 2015

President’s Message

Notwithstanding the share price and the continued market conditions challenging mining equities, we find ourselves in a better position as a company than we had hoped. In less than two years’ time and ahead of the recent market decline, we completed the Company's reorganization and the divestiture of non-core assets; streamlined expenses, reduced the debt and further strengthened the balance sheet; built a management with expertise in developing and operating large-scale projects; de-risked Donlin Gold and Galore Creek; as well as progressed our permitting and exploration activities as planned. With these actions, we have effectively positioned the Company to benefit tremendously from what we anticipate will be a very bullish environment for gold in the coming years.

NOVAGOLD is one of very few mine developers with assets located in two of the safest geo-political jurisdictions in the world. As investors who are looking for exposure to gold become more focused on jurisdictional safety and stability, we expect NOVAGOLD to be recognized as the investment of choice among institutions seeking “premium valuation” with projects characterized by size, superior grades and jurisdictional safety. Donlin Gold, with approximately 34 million ounces of gold in Proven and Probable reserve categories and, by today’s standards, with exceptionally high-grade for a large-scale bulk mining operation of 2.1 grams per tonne, is one of the world’s most valuable undeveloped open-pit gold deposits. Once in operation, it is expected to produce approximately 1,500,000 ounces of gold per year in the first five full years of production. Assuming no future expansions, it is expected to average well over 1,000,000 ounces per year over its present 27-year life, making it one of only six gold mines in the world that produce or which have the potential to produce in excess of one million gold ounces per year. With a mine life already measured in decades, Donlin Gold's exploration potential beyond the known three-kilometer portion of an eight-kilometer ore-bearing strike length has the potential to extend the mine life significantly.  Assets like Donlin Gold are rare.

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In the second quarter, NOVAGOLD progressed as planned with all of its permitting activities at the Donlin Gold project and launched the 2013 exploration program at the Galore Creek project. After Donlin Gold’s completion of the public scoping period last March, which consisted of important meetings held in 13 villages and Anchorage, the Corps commenced work on the Preliminary Draft Environmental Impact Statement (PDEIS). In keeping with its commitment to best practices, Donlin Gold held a number of meetings with the Corps and cooperating agencies to provide an overview of the core components of the extensive environmental and social baseline data submitted to the Corps and the alternative project designs considered in preparing the proposed project. These meetings establish strong working relationships with the agencies to ensure that the EIS and permitting processes will be successfully completed on schedule. Donlin Gold also enjoys the strong support of the Calista Corporation and The Kuskokwim Corporation, the two Alaska Native Corporations that are the project's principal stakeholders, and its surrounding communities, all a testament to the excellent work and extensive community outreach that have been conducted since the project’s inception. Permitting, which commenced one year ago, is expected to take 2 to 3 more years to complete. Our timeline is more conservative than the Corps’ permitting timeline and we are currently on schedule. Having completed several projects in the United States similar in size and scale to Donlin Gold, I am encouraged by the progress to date on permitting and believe that we will make headway on enhancing the project’s return.

In the second quarter, we commenced the 2013 exploration season at Galore Creek, a 10,000-meter drill program to define the extent of the new Legacy mineralization, a 700-meter long zone adjacent to the Central pit, and assess its impact on future mine design.  During the quarter, we also continued work on updating the resource model with the 2012 drill results and remain on track to update Galore Creek’s resources in the third quarter and further improve the overall economics of this project. If developed as envisioned in the pre-feasibility study, Galore Creek is expected to become the largest and lowest-cost copper mine in Canada. This factor is particularly important considering the critical challenges copper miners face today in jurisdictions such as the Democratic Republic of Congo, Indonesia, Argentina, Mongolia, Chile and Peru. Setting aside ongoing activities at Galore Creek and the tremendous value this asset offers, at this time, we will continue to pursue opportunities to sell our 50% interest in the project following our strategy to become a pure gold company focused on Donlin Gold.

NOVAGOLD reduced its debt by approximately US$73 million in the second quarter and maintains a strong balance sheet with approximately US$215 million in cash and cash equivalents at May 31, 2013. The Company has US$22 million in debt of the principal amount remaining that is due in May 2015. We believe that our cash balance is more than sufficient to fulfill all of the Company’s current financial obligations including funding the advancement of the Donlin Gold project through the permitting process and support ongoing activities at its Galore Creek project.

Over the last few months, there has been a lot of discussion about the current ‘downturn’ in the price of gold. As management of a company which is developing an asset whose life is expected to be measured in decades and potential value in billions of dollars, we view the current phenomenon as a short-term swing in a well-established multi-decade secular bull market in gold. Great mines easily absorb these swings during their long lives of operation. They also benefit from price upswings, which places Donlin Gold, with its projected life-of-mine average cash cost of less than $600 per ounce, in the unique category of assets positioned to deliver substantial value to all of its stakeholders for many years to come. We view Donlin Gold through the prism of such generational value-building family of mines as Goldstrike and Cortez in Nevada and Hemlo in Ontario. For those of us who have had the privilege of either building or operating these great mines, all located in safe geo-political jurisdictions, the notion of delivering significant shareholder value by developing a long-life world-class mine such as Donlin Gold is real and achievable.

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In conclusion, I want to extend our most sincere appreciation to our shareholders for their patience and incredible support. I would also like to thank our stakeholders for their partnership and trust, our Board of Directors for its guidance and its shareholder-friendly and value-focused vision; our project teams for their continued hard work, dedication and expertise in the excellent management of our quality assets; the communities and governments where we operate, who give us the foundation of support without which we could not develop our projects; and finally, our employees for their dedication and hard work in achieving our objectives to maximizing the value of our assets for the benefit of our stakeholders.

Results of Operations

in thousands of Canadian dollars, except for per share amounts
	Three months ended May 31, 2013 $	Three months ended May 31, 2012 $	Six months ended May 31, 2013 $	Six months ended May 31, 2012 $
Expenses (1)	3,951	6,884	7,425	12,750
Share-based payments	1,520	2,469	7,046	12,557
Finance costs, net	3,155	3,273	7,066	6,449
Foreign exchange (gain) loss	(973)	(17,199)	(8,856)	(18,610)
Operating loss	10,853	6,321	17,429	33,709
Debt settlement and derivative fair value movement	(3,740)	(17,421)	(2,900)	(45,199)
Gain on derivative	–	(13,696)	2,455	(32,239)
Gain on spin-out of NovaCopper to shareholders	–	(71,641)	–	(71,641)
Income (loss) for the period	(10,268)	94,238	(24,050)	111,007
Income (loss) per share
- Basic	(0.03)	0.34	(0.08)	0.42
- Diluted	(0.03)	0.26	(0.08)	0.26
 (1)General and administrative, salaries and severance, professional fees, and corporate and development expenses.

Financial Results

For the three and six months ended May 31, 2013, the Company reported a net loss of $10.3 million ($0.03 basic and diluted loss per share) and $24.1 million ($0.08 basic and diluted loss per share), compared to net income of $94.2 million ($0.34 basic and $0.26 diluted income per share) and $111.0 million ($0.42 basic and $0.26 diluted income per share), for the prior year periods. The Company recorded a non-cash gain of $3.7 million and $0.4 million in the three and six months ended May 31, 2013 on debt settlement and derivative fair value movement related to U.S. dollar denominated convertible notes and common share warrants compared to significant non-cash gains in the respective periods in 2012 of $102.8 million and $149.1 million due to a reduction in embedded derivative and derivative liabilities related to U.S. dollar denominated convertible notes and common share warrants and a gain on the spin-out of NovaCopper Inc. to shareholders. The fair value of the embedded derivative and derivative liabilities vary with changes in the Company’s share price and changes in the U.S. dollar exchange rate.

NOVAGOLD’s operating losses were $10.9 million and $17.4 million for the three and six months ended May 31, 2013 compared to $6.3 million and $33.7 million in the respective periods in 2012. The increase in operating loss in the second quarter is primarily due to a lower foreign exchange gain, partially offset by significantly lower expenses as a result of the corporate reorganization completed in 2012. The decrease in operating loss for the first six months of 2013 is due to significantly lower expenses as a result of the corporate reorganization completed in 2012. Project maintenance, mineral property and decommissioning expenses were eliminated in 2013 compared to expenses of $5.3 million and $10.4 million in the three and six months ended May 31, 2012 as a result of the spin-out of NovaCopper Inc. and the Ambler project, as well as the sale of the Rock Creek project. The Company’s combined share of project expenses at Donlin Gold and Galore Creek decreased to $6.4 million and $11.8 million in the three and six months ended May 31, 2013 from $9.0 million and $16.7 million in the respective periods in 2012. Foreign exchange gains were $16.2 million lower in the second quarter and $9.8 million lower in the first six months of 2013 compared to the same periods in 2012, as the value of the Company’s U.S. dollar holdings increased significantly on a Canadian dollar basis in the prior year periods. Net financing costs increased $0.6 million in the first six months of 2013 due to lower accretion on notes receivable.

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Liquidity and Capital Resource

Cash and cash equivalents was $222.9 million (US$215 million) at May 31, 2013, a decrease of $30.1 million from $253.0 million at November 30, 2012. The decrease in cash during the first six months of 2013 was due to the repurchase of $73.4 million (US$72.8 million) of the Company’s convertible notes and $22.1 million used in operating activities, partially offset by the receipt of $54.0 million (US$54.4 million) in net proceeds from the exercise of all outstanding warrants and foreign exchange gains of $11.4 million resulting from the strengthening of the U.S. dollar. The Company has $23.0 million (US$22.2 million) principal amount remaining of its convertible notes due in May 2015. NOVAGOLD believes it has sufficient resources to fund the advancement of its flagship Donlin Gold project through the permitting process, support ongoing activities at its Galore Creek project and repay the remaining convertible notes.

Cash used in operating activities was $22.1 million in the first six months of 2013, a decrease of $5.2 million from the $27.3 million used in the first six months of 2012. The decrease resulted from the successful reorganization of the Company in 2012 encompassing the spin-out of NovaCopper Inc., the sale of Alaska Gold Corporation, which included Rock Creek, as well as a reduction in corporate overhead and administrative costs. The Company used $9.0 million to fund its share of expenditures at the Donlin Gold and Galore Creek projects in the first six months of 2013, compared to $14.9 million in the first six months of 2012.

Outlook

NOVAGOLD remains on target with the previously stated 2013 budget. Our share of project funding is expected to be $15.0 million for Donlin Gold and $8.0 million for Galore Creek, and we expect to spend approximately $15.0 million for administration and $3.2 million in interest on the convertible notes.

Donlin Gold will continue with permitting, engineering, environmental and community development activities throughout the balance of the year and anticipates that the Corps will draft the PDEIS, receive comments from the Federal and State agencies on the PDEIS in preparation for issuance of the draft EIS in 2014. In addition, Donlin Gold LLC continues to optimize the project and evaluate third-party owner-operator agreements to reduce the up-front project capital costs. Sharing up-front costs with third-party operators and further optimizing the project design and layout are avenues that can significantly reduce initial capital costs. As the anticipated operating margins of the project are already robust, this emphasis could potentially have a significant impact on project returns.

At the Galore Creek project, GCMC continues work in updating the resource model with the 2012 drill results and expects to update resources in the third quarter; and follow-up on positive drill results and test additional targets with approximately 10,000 meters of planned drilling which commenced in May. NOVAGOLD continues to evaluate opportunities to monetize the value of Galore Creek.

Conference Call & Webcast Details

The conference call and webcast, to discuss these results, will take place July 11, 2013 at 8:00 am PDT (11:00 am EDT). The webcast and conference call-in details are provided below.

Webcast:	www.novagold.com
North American callers:	1-866-730-5771
International callers:	1-857-350-1595
Participant Passcode:	36065060

The webcast will be archived on NOVAGOLD’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 (North America), or 1-617-801-6888 (International), followed by your Access PIN: 32163508. For a transcript of the call please email info@novagold.com.

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About NOVAGOLD

NOVAGOLD is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. Its flagship asset is the 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With a total of approximately 34 million ounces of gold in the Proven and Probable reserve categories (505 million tonnes at an average grade of approximately 2.1 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the updated Feasibility Study (as defined below), once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces of gold per year on a 100% basis. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting is underway for the Donlin Gold project, a clearly defined process expected to take approximately 3 years. NOVAGOLD also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NOVAGOLD is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and would apply the proceeds toward the development of Donlin Gold. NOVAGOLD has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Creek Gold Project Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” dated November 18, 2011 compiled by AMEC (the “Feasibility Study”).  Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the Feasibility Study, each of whom are independent “qualified persons” as defined by NI 43-101.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of the Project, statements relating to NOVAGOLD’s future operating and financial performance, outlook, and the potential sale of all or part of NOVAGOLD’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NOVAGOLD’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NOVAGOLD’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NOVAGOLD reports and documents filed with applicable securities regulatory authorities from time to time. NOVAGOLD’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NOVAGOLD assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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